SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                     Annual Report Pursuant to Section 15(j)

                     Of the Securities Exchange Act of 1934


                    X Annual Report Pursuant to Section 15(d)
                  ----
                     Of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 2001


                                       or


                   Transition Report Pursuant to Section 15(d)
             -----
                     Of the Securities Exchange Act of 1934

          For the Transition Period from _____________ to _____________


                         Commission File Number 1-14762


                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN
                               Full Title of Plan


                            THE SERVICEMASTER COMPANY
                              2300 Warrenville Road
                          Downers Grove, Illinois 60515

                              Name of Issuer of the
                      Securities Held Pursuant to the Plan
                And the Address of the Principal Executive Office

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and Plan administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                SERVICEMASTER Profit Sharing and Retirement Plan



By:  /s/Deborah A. O'Connor
     ------------------------------------
     Deborah A. O'Connor
     Senior Vice President and Controller



By:  /s/Eric R. Zarnikow
     ------------------------------------
     Eric R. Zarnikow
     Senior Vice President and Treasurer








Date:     May 31, 2002

ServiceMaster Profit Sharing and Retirement Plan

Financial Statements and Schedules
As of December 31, 2001 and 2000
Together With Auditors' Report












Employer Identification Number 36-3858106
Plan Number 001

                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN


                           December 31, 2001 and 2000

          (Employer Identification Number 36-3858106, Plan Number 001)



                                TABLE OF CONTENTS


FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of December 31, 2001
    and 2000
  Statement of Changes in Net Assets Available for Benefits for the Year
    Ended December 31, 2001

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES:
  Schedule H, Line 4i--Schedule of Assets (Held at End of
    Year)--December 31, 2001                                          Schedule I
  Schedule H, Line 4j--Schedule of Reportable Transactions
    for the YearEnded December 31, 2001                              Schedule II

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Benefits Administration Committee of the
ServiceMaster Profit Sharing and Retirement Plan


We have audited the accompanying statements of net assets available for benefits of the ServiceMaster Profit Sharing and Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's Benefits Administration Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ServiceMaster Profit Sharing and Retirement Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Benefits Administration Committee. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Arthur Andersen
Chicago, Illinois
May 31, 2002

                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 2001 and 2000

          (Employer Identification Number 36-3858106, Plan Number 001)



                                                  2001                 2000
ASSETS:                                       ------------         ------------
    Investments (Note 3)                      $407,959,315         $358,759,484
    Non-interest-bearing cash                      221,892               49,311
    Receivable--employer contribution           10,750,357           11,164,390
                                              ------------         ------------

NET ASSETS AVAILABLE FOR BENEFITS             $418,931,564         $369,973,185
                                              ============         ============


       The accompanying Notes to Financial Statements and Schedules are an
                       integral part of these statements.

                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2001

          (Employer Identification Number 36-3858106, Plan Number 001)



ADDITIONS:
    Additions to net assets attributed to-
       Investment income-
           Net appreciation in fair value of investments     $  12,963,925
           Interest and dividend income                         10,381,291
                                                               ------------
                     Total investment income                    23,345,216


       Contributions-
           Participant                                          29,204,725
           Employer                                             10,750,357
           Rollover                                              1,142,733
                                                               ------------
                     Total contributions                        41,097,815
                                                               ------------
                     Total additions                            64,443,031
                                                               ------------

DEDUCTIONS:
    Deductions from net assets attributed to-
       Benefits paid to participants                           (34,513,772)
       Other expenses                                              (38,864)
                                                               ------------
                     Total deductions                          (34,552,636)
                                                               ------------

TRANSFERS TO THE PLAN (Note 1)                                  19,067,984
                                                               ------------
                     Net increase                               48,958,379


NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                          369,973,185
                                                               ------------
    End of year                                               $418,931,564
                                                               ============



          The accompanying Notes to Financial Statements and Schedules are an integral part of this statement.

                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           December 31, 2001 and 2000



1.   DESCRIPTION OF PLAN

     The ServiceMaster Profit Sharing and Retirement Plan (the "Plan") is a defined contribution plan established by The ServiceMaster Company (the "Company") and its affiliates and subsidiaries to whom the Plan has been extended to provide eligible employees with a program to save for retirement. The Plan was amended and restated effective as of July 1, 1999. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     2001 PLAN CHANGES

     During 2001, the Benefits Administration Committee (the "Committee") resolved to merge the following plans into the Plan effective between February 15, 2001, through December 31, 2001:

Pennington Lawn Service, Inc. Profit Sharing and 401(k)
  Plan                                                        $     204,919
ARS 401(k) Plan                                                  15,296,677
C&C Mechanical Retirement Savings Plan                              800,509
Tenet Healthcare Corporation Retirement Savings Plan                785,045
The Southern Tree & Landscape Companies 401(k) Profit
  Sharing Plan                                                      649,996
R.L. Company, Inc. Employee Retirement Plan                         693,814
ABASH, Inc. 401(k) Plan                                              97,342
Able Air 401(k) Plan                                                136,465
Redwood Retirement Savings Plan                                     101,127
Showcase Landscape Inc. Employee Savings & Investment
  Plan                                                              193,279
L. Care USA Inc. 401(k) Profit Sharing Plan and Trust                55,593
MDI/RPM 401(k) Plan                                                  53,218
                                                                -----------
                     Total transfers to the Plan                $19,067,984
                                                                ===========

     In the fourth quarter of 2001, the Company's Board of Directors approved a series of actions related to the strategic review of its portfolio of businesses that commenced earlier in the year. The Management Services segment was sold to ARAMARK Corporation on November 30, 2001. As of that date, employees of this segment were no longer eligible to contribute to the Plan. Eligible participants of the Management Services segment did receive a matching contribution from ServiceMaster for the 2001 plan year. During the first quarter of 2002, the account balances of these participants totaling approximately $142 million were transferred to an ARAMARK-sponsored plan.

     ELIGIBILITY

     Full and part-time nonunion employees who have completed one year of service and are at least 18 years of age are eligible to participate in the Plan. Effective July 1, 2001, the Plan was amended to reduce the service period requirement from one year to 90 days. Leased employees and employees who are or who become covered by a collective bargaining agreement, which do not allow for Plan participation, are not eligible to participate in the Plan.

     PARTICIPANT CONTRIBUTIONS

     Participants may elect to contribute a minimum of 1% up to a maximum of 15% of pretax annual compensation, as defined in the Plan, subject to certain limitations. The first 4% of pretax compensation (base contribution) contributed to the Plan is eligible for a discretionary employer matching contribution. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan, which currently consist of ServiceMaster Company common stock, six mutual funds and three common/collective trust funds.

     EMPLOYER CONTRIBUTIONS

     The Company's contribution is discretionary and the amount of contribution from Company profits is determined each year by the Board of Directors after a review of the overall financial performance of ServiceMaster and the key business units. The matching contribution may differ for different employee groups and, historically, has ranged from 55% to 70% of a participant's base contribution. One-half of the Company matching contribution is invested directly in the ServiceMaster Company common stock fund and the other one-half is invested according to the participants' direction. The Board of Directors approved a Company contribution for the year ended December 31, 2001.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings (c) and forfeitures. The participant's accounts are charged with administrative fees, where applicable. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING

     Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution is based on the following schedule, except for in the event of death or permanent disability, in which case the participant becomes immediately vested:

       Completed Years                            Percent
          of Service                              Vested
----------------------------------                -------
Less than 2 years of service                           0%
2 years of service but less than 3                    25
3 years of service but less than 4                    50
4 years of service but less than 5                    75
5 years of service or more                           100
                                                  =======

     FORFEITURES

     Forfeitures   are  used  first  to  reinstate  all  rehired   participants'
     forfeitures and then are allocated to eligible participants in the same manner as employer profit sharing contributions.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of: (a) $50,000 or (b) 50% of their vested account balance (limited to the value of the participant's contributions and earnings thereon), minus their highest outstanding loan balance in the previous 12 months. A participant's loan is secured by the balance in the participant's account and bears interest at the prime interest rate as listed in The Wall Street Journal on the first business day of the month in which the loan is issued, plus 1%.

     BENEFIT PAYMENTS

     A participant may elect to have the value of their vested account (minus any outstanding loan balance) distributed to them upon permanent disability, upon reaching normal retirement age (65), or upon termination of employment. A participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, or monthly, quarterly, or annual installments for a specified number of years not to exceed the participant's life expectancy and that of their beneficiary. At the time of distribution, shares of ServiceMaster stock in the participant's account can be taken in kind or in cash.

     TERMINATION OF THE PLAN

     The Company currently intends to continue the Plan indefinitely. However, the Company has the right under the Plan to discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in their Company contributions account balances.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's Benefits Administration Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. These estimates could differ from actual results.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments, other than the Putnam Stable Value Fund, are stated at fair value based on quoted market prices or estimated fair value as reported by the Plan's trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

     The Putnam Stable Value Fund invests primarily in guaranteed investment contracts or funding agreements and security-backed investment contracts or separate accounts issued or wrapped by insurance companies, banks, or other financial institutions (collectively referred to herein as "Investment Contracts"). Investment Contracts are carried at cost plus accrued interest ("Book Value"). Investment Contracts will normally be held to maturity, and meet the fully benefit responsive requirements of the AICPA Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." The Book Value of Investment Contracts will be adjusted to reflect any issuer defaults or other evidence of impairment under an investment contract should they occur. The aggregate average crediting interest rate of the Investment Contracts as of December 31, 2001 and 2000, was 6.36% and 6.42%, respectively. The aggregate average yield for the year ended December 31, 2001, was 6.4%. As of December 31, 2001 and 2000, 83.4% and 87.1%,
     respectively, of the Putnam Stable Value Fund's assets were invested in Investment Contracts, with the remainder of the assets invested in high-quality money market instruments. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Plan's interest in the estimated fair value of the underlying fund assets approximates contract value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS

     Benefit payments are recorded when paid.

     ADMINISTRATIVE EXPENSES

     Administrative expenses are paid by the Plan to the extent not paid by the Company.

3.    INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

                                                                              2001                   2000
                                                                        --------------         --------------
Putnam Bond Index Fund, 4,873,343 and
    5,287,916 shares, respectively                                      $  57,944,046          $  58,219,959
Putnam Investors Fund, 2,697,542 and 1,834,597
   shares, respectively                                                    31,453,334             28,381,220
The George Putnam Fund of Boston CL Y,
    3,665,683 and 2,859,395 shares, respectively                           61,473,500             49,210,193
The Putnam Fund for Growth & Income CL Y,
    1,415,741 and 1,151,131 shares, respectively                           25,143,550             22,516,115
Putnam S&P 500 Index Fund, 861,717 and
    771,205 shares, respectively                                           23,998,828             24,431,774
Putnam Stable Value Fund, 43,273,907 and
    41,580,768 shares, respectively                                        43,273,907             41,580,768
ServiceMaster Company common stock,
    9,704,300 and 9,475,214 shares, respectively                          133,919,334*           108,964,963*


*Includes both participant and nonparticipant-directed amounts.


During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,963,925 as follows:

          Mutual funds                                     $(11,614,431)
          Common collective trust funds                       1,473,519
          Common stock                                       23,104,837
                                                            ------------
                                                            $12,963,925
                                                           =============

     The Plan provides for various investments that, in general, are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.


4.   NONPARTICIPANT-DIRECTED INVESTMENT

     As of December 31, 2001, investment in the Plan is participant-directed, except that one-half of the Company's matching contribution is invested directly in The ServiceMaster Company common stock. (As discussed in Note 7, in the second quarter of 2002, the Company eliminated the requirement that one-half of the Company's matching contribution be invested directly into the ServiceMaster Company common stock.) Participants, at their discretion, may also direct their investment to The ServiceMaster Company common stock. The following information includes both participant and nonparticipant-directed investment balances. Information about the net assets of The ServiceMaster Company common stock fund as of December 31, 2001 and 2000, and the significant components of the changes in the net assets for the year ended December 31, 2001, is as follows:

                                                          December 31
                                               ---------------------------------
                                                   2001                 2000
                                               -------------       -------------
Net assets-
    The ServiceMaster Company common stock     $133,919,334         $108,964,963
                                               =============       =============

                                                                    Year Ended
                                                                    Dec.31,2001
                                                                   -------------
Changes in net assets-
    Additions-
       Contributions                                               $  8,578,612
       Interest and dividend income                                   3,900,870
       Transfers into the Plan                                          606,920
       Net appreciation                                              23,104,837
    Deductions-
       Benefits paid to participants                                 (7,751,119)
       Net transfers from participant-directed investments
                                                                     (3,484,111)
       Other expenses                                                    (1,638)
                                                                   -------------
                     Net change in net assets                       $24,954,371
                                                                   =============

5.   TAX STATUS OF THE PLAN

     The Plan received a favorable determination letter from the Internal Revenue Service dated February 26, 1996. The Plan was amended and restated effective July 1, 1999. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


6.   RELATED-PARTY TRANSACTIONS

     The Plan invests in shares of mutual funds and interests in common collective trust funds managed by Putnam Fiduciary Trust Company ("PFTC"). PFTC acts as trustee and record keeper for the Plan. The Plan also invests in Company stock and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.


7.   SUBSEQUENT EVENT

     In the second quarter of 2002, the Plan eliminated the requirement that one-half of the Company matching contribution be invested directly in the ServiceMaster Company common stock fund. Participants are permitted to invest past and future matching contributions in any of the investment funds available within the Plan. In addition, three additional mutual funds were added as investment options.

                                                                      Schedule I


                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN


                     SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

                                December 31, 2001

          (Employer Identification Number 36-3858106, Plan Number 001)



                                 (b) Identity of Issue/                                   (e) Current
   (a)                       (c) Description of Investment             (d) Cost              Value
--------   ------------------------------------------------------      --------------     ------------------
           MUTUAL FUNDS:
    *          Putnam Investors Fund                                      N/A               $  31,453,334
    *          The George Putnam Fund of Boston CL Y                      N/A                  61,473,500
    *          The Putnam Fund for Growth & Income CL Y                   N/A                  25,143,550
               Vanguard Life Strategy Income Fund                         N/A                   2,641,639
               Vanguard Life Strategy Conservative Growth Fund            N/A                   4,531,452
               Vanguard Life Strategy Growth Fund                         N/A                  11,280,916


           COMMON COLLECTIVE TRUST FUNDS:
    *          Putnam Bond Index Fund                                     N/A                  57,944,046
    *          Putnam S&P 500 Index Fund                                  N/A                  23,998,828
    *          Putnam Stable Value Fund                                   N/A                  43,273,907

           EMPLOYER SECURITIES--common shares:
    *          The ServiceMaster Company common stock                   $106,164,668          133,919,334

           GUARANTEED INVESTMENT CONTRACT:
               Massachusetts Mutual Life Insurance Company, 4.9%
                                                                             420,934              420,934
    *      PARTICIPANT LOANS, 6.5% to 10.5%                               N/A                  11,877,875
                                                                       ==============        ---------------
                                                                                             $407,959,315
                                                                                             ===============



                        *Represents a party-in-interest.


            Cost information is omitted for all investments that are fully participant directed.



The accompanying Notes to Financial Statements and Schedules are an integral part of this schedule.

                                                                     Schedule II



                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN


          SCHEDULE H, LINE 4j--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                      For the Year Ended December 31, 2001

          (Employer Identification Number 36-3858106, Plan Number 001)





                                                                                         SALES
                                                             -----------------------------------------------------------------
                                                                                            (H) CURRENT VALUE
                                                                                                OF ASSET ON
(A) IDENTITY OF       (B) DESCRIPTION       (C) PURCHASE      (D) SELLING      (G) COST OF      TRANSACTION     (I) REALIZED
 PARTY INVOLVED           OF ASSET               PRICE            PRICE           ASSET            DATE              GAIN
------------------   --------------------   -------------     -------------    -------------    ------------    -------------
The ServiceMaster    Employer securities-
    Company              common shares       $18,512,387       $17,269,768      $16,881,776      $17,269,768       $387,992





(a) Represents transactions or a series of transactions related to nonparticipant-directed investments in excess of 5% of the fair value of Plan assets at the beginning of the year.



The accompanying Notes to Financial Statements and Schedules are an integral part of this schedule.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation of our report, dated May 31, 2002, included in this Form 11-K, into the ServiceMaster Profit Sharing and Retirement Plan's previously filed Registration Statement File No. 333-89037.



/s/ Arthur Andersen
Chicago, Illinois
May 31, 2002